

Mail Stop 3561

May 19, 2010

Mike Murphy
President
MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, Nevada 89103

> **Re: MK Automotive, Inc.**
> **Amendment No. 1 to**
> **Form 10**
> **Filed May 4, 2010**
> **File No. 000-53911**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 1

1.   You list seven locations on page one but state that "We presently operate from six locations in the greater Las Vegas, Nevada Metropolitan area." Please advise or revise.

Franchise Operations, page 2

2.   Please disclose whether the shareholder with whom you have the franchise agreement is an affiliate of yours.

3.   We note your response to comment seven of our letter dated April 16, 2010. Please provide a basis for your statement on page four that you have the "best practices and purchasing power of new car dealers and national retail operations."

Risk Factors, page 5

4.   Please revise further the second risk factor on page 6 to quantify the expected additional costs.

5.   We note your response to comment 10 of our letter dated April 16, 2010. Please revise your disclosure in the Business section to discuss your current business arrangements with your employee Mr. Handal, including your leases and the $300,000 promissory note for financing the 2008 acquisition.

Directors and Executive Officers, page 19

6.   We note your response to comment 25 of our letter dated April 16, 2010, and we reissue the comment. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director, in light of your business and structure.

Certain Relationships and Related Transactions, and Director Independence, page 20

7.   We note your response to comment 27 of our letter dated April 16, 2010. You do not disclose any transactions beyond "the nine months ended December 31, 2009." Please revise to reflect transactions as of the most recently practicable date.

Statements of Operations, page F-3

8.   We note the Company's response to our prior comment number 31 which indicates that the Company's financial statements for all periods have been restated to reflect all direct costs of operations in costs of goods sold. We also note the changes that have been made to the Company's audited and interim financial statements and related footnote disclosures in response to our prior comment. As these changes appears to represent the correction of an error, please revise the notes to the Company's financial statements for all periods presented to include the disclosures outlined in ASC 250-10-50-7.

9.   Your statement of operations for the years ended March 31, 2009 and 2008
        currently incorrectly refers to your actual net earnings or loss for both of these
        periods as "Pro forma net income loss before taxes." Please revise this line item
        in your statement of operations to refer to it as "Net income (loss)." Also, the line
        item "income tax expense" should be relabeled as "pro forma income tax
        expense" and referenced to Note 7. where the presentation is discussed. The line
        item "Net income loss" which follows the pro forma income tax expense should
        also be relabeled as "Pro forma net income (loss). Your disclosures on page 1 in
        your "Summary financial information" should be similarly revised for consistency
        with the financial statements.

Note 3. Acquisitions of Business, page F-7

10.   We note your response to our prior comment number 32 in which you indicate
        that the assets acquired with a $300,000 note consisted primarily of the location
        lease and did not include valuable equipment, inventory, repeating customers,
        technology or other identifiable personal property. We also note that this
        acquisition was not material compared to the Company's balance sheet or
        previous combined operations, so no separate historical financial statements are
        provided and the required supplemental pro forma disclosures outlined in SFAS
        No.141 would not apply. Please provide us with the computations prepared
        pursuant to Rule 8-04 of Regulation S-X that support your conclusion that
        financial statements were not required for this acquisition transaction. Also,
        please revise Note 3 to explain your basis or rationale for not including the
        disclosures required by SFAS No. 141 in the notes to the Company's financial
        statements. The disclosures provided should be in a level of detail similar to that
        provided in your response to our prior comment number 32.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. In your responses, please include the page numbers
of the amendment where we can find the changes. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Clair Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Larry Wilson
       Fax: (713) 222-0938